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FORM 4                                          U.S. SECURITIES AND EXCHANGE COMMISSION                       OMB APPROVAL
                                                      WASHINGTON, D.C.   20549                        OMB NUMBER:       3235-0362
[X] Check this box if no longer                                                                       Expires: September 30, 1998
    subject to Section 16.  Form 4                                                                    Estimate average burden
    or Form 5 obligations may                                                                         hours per response..... 0.5
    continue.  See Instructions 1(b)

                                              STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
                                  Filed pursuant to Section 16(a) of the Securities Exchange Act of
                               1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or
                                          Section 30(f) of the Investment Company Act of 1940
(Print or Type Responses)

1.Name and Address of Reporting Person* 2. Issuer Name and Ticker                      6. Relationship of Reporting Person to Issuer
                                           or Trading Symbol                                        (Check all applicable)
Clemens       James           R.           Mechanical Technology Incorporated (MKTY)
                                                                                              Director                     10% Owner
                                                                                        -----                       -----
                                                                                          X   Officer (give               Other
(Last)       (First)    (Middle)        3. IRS or Social Security  4. Statement for     -----        title below)   ----- (specify
                                           Number of Reporting        Month/Year                                           below)
   1335 North Palcentia Avenue             Person (voluntary)                           President, Ling Electronics Inc.(Subsidiary)
									12/99            Vice President, Mechanical Technology, Inc.
                                                                                        until 10/21/99
										       --------------------------------
            (Street)                                              5  If Amendment,    7. Individual or Joint/Group Filing
                                                                      Date of Original    (check Applicable Lines)
Fullerton, CA 92831                                                   (Month/Year)         X  Form Filed by One Reporting Person
                                                                                          ---
(City)       (State)       (Zip)                                                              Form Filed by More than One
                                                                                          --- Reporting Person


                                       TABLE I  NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

1. Title of Security                    2. Trans-  3. Trans-     4. Securities Acquired    5. Amount of  6. Owner-    7. Nature
   (Instr. 3)                              action     action        (A)or Disposed of (D)     Securities    ship         of
                                           Date       Code                                    Benefic-      Form:        Indirect
                                                      (Instr. 8)       (Instr. 3, 4 and 5)    ially         Direct       Bene-
                                        (Month/                                               Owned at      (D) or       ficial
                                         Day/      Code     V      Amount  (A) or Price       End of        Indirect     Owner-
                                         Year)                             (D)                Month         (I)          ship
                                                                                              (Instr. 3     (Instr.      (Instr.
                                                                                              and 4)        4)           4)

Common Stock                             12/20/99   S              5,625    D      $21.50      -0-          D
Common Stock                             12/20/99   M              5,625    A      $5.29166667 -0-          D
Common Stock                             12/3/99    M              5,625    A      $2.29333    -0-          D
Common Stock                             12/3/99    M              7,500    A      $4.00       -0-          D
Common Stock                             12/3/99    M              7,500    A      $1.62667    -0-          D
Common Stock                             12/3/99    S              15,000   D      $17.09      -0-          D
Common Stock                             12/3/99    S              5,625    D      $19.125     -0-          D


Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.                 (Over)
*  If the form is filed by more than one reporting person, see Instructions 4(b)(v)                                 SEC 1474 (7-96)




FORM 4 (CONTINUED)      TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

1.Title of    2.Conver-  3.Trans-  4.Transac-   5.Number of   6.Date Exer-  7.Title          8.Price  9.Number   10.Owner-  11.Na-
  Derivative    sion or    action    tion Code    Derivative    cisable       and Amount      of       of Deriv-   ship       ture
  Security      Exercise   Date      (Instr. 8)   Securities    and Expir-    of Under-       Deriv-   ative       Form       of In-
  (Instr. 3)    Price      (Month/                Acquired (A)  ation Date    lying           ative    Secur-      of De-     direct
                of         Day/                   or Disposed   (Month/       Securities      Secur-   ities       rivative   Bene-
                Deriva-    Year)                  of (D)        Day/Year)                     ity      Bene-       Secu-      ficial
                tive                              (Instr. 3,-                  (Instr. 3      (Instr   ficially    rity;      Own-
                Security                          4, and 5)                    and4)          . 5)     Owned       Direct     ership
                                                                                                       at End      (D) or     (Instr
                                                                                     Amount            of          Indi-      . 4)
                                                              Date   Expir-          or                Month       rect (I)
                                                              Exer-  ation   Title   Number            (Instr.     (Instr.
                                                              cisa-  Date            of                4)          4)
                                   Code    V    (A)    (D)    ble                    Shares

Employee Stock
Option          $5.29166667  12/20/99  M        D     5,625  12/18/99(1)12/18/08 Common 5,625    5.29166667 16,875      D
                                                                                 Stock

Employee Stock
Option          $2.29333     12/3/99   M        D     5,625  8/27/99(2) 8/27/07  Common 5,625    2.29333   11,250       D
                                                                                 Stock

Employee Stock
Option          $4.00        12/3/99   M        D     7,500  6/16/99(3) 6/16/08  Common 7,500    4.00      22,500       D
                                                                                 Stock
Employee Stock
Option          $1.626667    12/3/99   M        D     7,500  10/21/99(4) 3/14/07  Common 7,500   1.626667  7,500        D
                                                                                  Stock

Explanation of Responses:

1   Original stock grant of 15,000 shares were originally granted at 7.93757 per share
    (22,500 at $5.29166667 post-split).  Options for 5,625 post-split were exercised on
    12/20/99. Options vest 25% per year.  Vesting began 12/18/99.

2   Original stock grant of 15,000 shares were originally granted at 3.44 per share
    (22,500 at $2.29333 post-split).  Options for 3,750 shares were exercised on 2/4/99
    (5,625 post-split). Options vest 25% per year.  Vesting began 8/27/98.

3   Original stock grant of 20,000 (30,000 post stock-split).  Options vest at 25% per year.  Vesting began 6/16/99.

4   Effective as of the date of the sale of Ling Electronics, Inc. to SatCon Technology
    Corporation, Mechanical Technology Incorporated restated Mr. Clemens options (post-split)
    for 22,500 at 1.626667 per share to change the vesting dates, such that options for 7,500 shares expired and options for 7,500 vested as of October 21, 1999 and options for 7,500 shares vest as of October 21, 2000.

**  Intentional misstatements or omissions of facts
    constitute Federal Criminal Violations.                        ------------------------------------------------------------
    See 18 U.S.C. 1001 and 15. U.S.C. 78ff(a).                             **Signature of Reporting Person           Date
                                                                              James R. Clemens

Note:  File three copies of this Form, one of which must be manually signed.  If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
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